

A/S 3/5/3

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FACING PAGE

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-31114

REPORT FOR THE PERIOD BEGINNING___January 1, 2002___AND ENDING_December 31, 2002_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TCW Brokerage Services

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

865 South Figueroa St., Suite 1800
(No. and Street)

Los Angeles,   California   90017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. DeVito   (213) 244-0585
                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue	Los Angeles,	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

__X__ Certified Public Accountant

____ Public Accountant

____ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*   Claims for exemption from the requirement that the annual report be covered by the opinion of an
      independent public accountant must be supported by a statement of facts and circumstances relied on as
      the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Philip K. Holl, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to TCW Brokerage Services (the "Company"), as of and for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

SENIOR VICE PRESIDENT
Title

Subscribed and sworn to before me this 27th day of February, 2003.

_____
Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)		Notes to Financial Statements.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report (filed concurrently herewith as a separate document) (Not Required).
(x)	(n)	A Report describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control).

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
  TCW Brokerage Services:

We have audited the following financial statements of TCW Brokerage Services (the "Company") as of and for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Brokerage Services at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 of TCW Brokerage Services as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 27, 2003

TCW BROKERAGE SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 2)	$ 2,897,318
Prepaid expense	41,654
Deferred income taxes (Notes 2 and 3)	7,640
Investments, at fair value (Note 2)	55,300
TOTAL ASSETS	**$ 3,001,912**

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Due to parent (Note 5)	$ 578,950
Other liabilities	7,350
Total Liabilities	586,300

Commitments and Contingencies (Note 2)

Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	2,341,612
Total Shareholder's Equity	2,415,612
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 3,001,912**

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES

Fee income (Note 2)	$	151,500
Investment income		28,951
Total Revenues		180,451

EXPENSES

Personnel (Note 5)		234,776
Regulatory expense		48,220
Professional fees and other expenses		14,944
Total Expenses		297,940
Loss before Income Taxes		(117,489)
Income Tax Benefit (Notes 2 and 3)		(48,154)
Net Loss	$	(69,335)

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total |
	No. of Shares	Amount			
Balances at January 1, 2002	10,000	$10,000	$64,000	$2,410,947	$2,484,947
Net loss				(69,335)	(69,335)
Balances at December 31, 2002	10,000	$10,000	$64,000	$2,341,612	$2,415,612

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss		$ (69,335)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Deferred income tax benefit	$ (8,857)	
Unrealized loss on investments	15,600	
Changes in assets and liabilities:		
Increase in prepaid expenses	(463)	
Increase in due to parent	403,740	
Decrease in other liabilities	(882,987)	
Total adjustments		(472,967)
Net Cash Used In Operating Activities		(542,302)
NET DECREASE IN CASH		(542,302)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		3,439,620
CASH AND CASH EQUIVALENTS AT END OF YEAR		$2,897,318

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

No payments were made for income taxes or interest in 2002.

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Organization - TCW Brokerage Services (the "Company") is a wholly owned subsidiary of
The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the
National Association of Securities Dealers, Inc. Effective July 6, 2001, the Parent became an
indirect subsidiary of Société Générale, S.A. upon the sale of 51% of its stock to Société
Générale Asset Management, S.A. The Company serves as national distributor of capital shares
of a family of funds for which an affiliate serves as the investment advisor. In addition, the
Company acts as a placement agent for private placement limited partnerships that are
managed by an affiliate of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting
principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities
of three months or less to be cash equivalents. At December 31, 2002, cash and cash equivalents
consist of investments in demand deposits with a bank and a money market mutual fund for which
the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Investments - Investments are recorded at estimated fair value, with unrealized gains and losses
recognized in the statement of operations.

Fee Income - The Company receives revenues primarily from investment entities, which are
managed by affiliated investment advisors, in which it acts as a structuring agent.

Income Taxes - The Company files a consolidated federal income tax return and a combined
state income tax return with the Parent. The Parent's policy is to allocate income tax expense
to each subsidiary based upon the subsidiary's pre-tax income included in the computation of
the Parent's consolidated income tax provision. Deferred tax expenses or benefits are
recognized in the financial statements for the changes in the deferred tax liabilities or assets
between years utilizing currently enacted tax laws and rates.

7

TCW BROKERAGE SERVICES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Commitments and Contingencies - In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations.

Estimated Fair Value of Financial Instruments - Cash and cash equivalents and liabilities are carried at values that approximate fair value at December 31, 2002.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The income tax benefit for the year ended December 31, 2002 is comprised of the following:

Current	$39,297
Deferred	8,857
Total	$48,154

There are no significant differences between the statutory federal rate and the effective rate.

Deferred income taxes, resulting from temporary differences in reporting results of operations for income tax and financial reporting purposes, primarily relate to unrealized losses on investments.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times it net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $2,256,866, which was $2,206,866 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

TCW BROKERAGE SERVICES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3

NOTE 5 – RE LATED PARTIES

The Parent incurs certain expenses, primarily personnel, on behalf of the Company. The Parent allocates these expenses based upon each subsidiary's revenue as a percent of the consolidated revenues. At December 31, 2002 the Company owed its Parent $578,950, which is non-interest bearing and is expected to be paid within the next twelve months.

TCW BROKERAGE SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

NET CAPITAL -
Total Stockholder's Equity From Statement
Of Financial Condition $2,415,612

DEDUCTIONS AND/OR CHARGES:
Nonallowable assets:
Prepaid expense $ 41,654
Excess deductible provision on fidelity bond
over maximum permissible amount 5,000

Total deductions and/or charges 46,654

Net Capital before haircuts on securities positions 2,368,958

Haircuts on securities:
Investments, marketable 52,000
Investments, non-marketable 3,300
Money Market Fund 56,792

Total haircuts 112,092

NET CAPITAL $2,256,866

TOTAL AGGREGATE INDEBTEDNESS $ 586,300

MINIMUM NET CAPITAL REQUIRED (Greater of
6-2/3% of aggregate indebtedness or $50,000) $ 50,000

EXCESS NET CAPITAL $2,206,866

RATIO OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL 0.26 to 1

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2002.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

January 27, 2003

To the Board of Directors and Shareholders of
  TCW Brokerage Services

In planning and performing our audit of the financial statements of TCW Brokerage Services (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


**Deloitte
Touche
Tohmatsu**

Pacific Southwest: Carlsbad Costa Mesa Las Vegas Phoenix Reno San Diego Tucson

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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